NEWS  RELEASE

RED LAKE MINE OPERATIONS AND EXPLORATION UPDATE

ON TRACK TO MEET AND POTENTIALLY EXCEED FORECASTS

HIGH GRADE AND SULPHIDE ZONES GETTING BIGGER!

(All dollar amounts in US$)

Toronto, June 5, 2003, GOLDCORP INC. (GG: NYSE; G: TSX) is pleased to announce an extremely encouraging start to the first half of 2003 with excellent results from both operations and exploration at our Red Lake Mine, in northwestern Ontario, Canada.  The validity of our exploration model was confirmed as the latest work increased the continuity and expanded the dimensions of mineralization in all of our target areas.   Construction of the new shaft is underway, and we believe the latest exploration results highlight the potential to increase reserves and resources at the Red Lake Mine and support the expanded production rate from this new shaft for a prolonged period of time.   Highlights are summarized below.

OPERATIONS HIGHLIGHTS

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Production at the Red Lake Mine to May 31, 2003 was 205,317 ounces of gold at an estimated cash cost of $73 per ounce.  We are on target to reach our 2003 forecast production from the mine of 510,000 ounces at cash costs of less than $75 per ounce.  This will include at least 31,000 ounces from concentrate to be processed in the second half of the year.

EXPLORATION HIGHLIGHTS

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The vertical extent of the Footwall Zones of the High Grade Zone (HGZ) have been increased by 450 ft (137 m) or 40%, with intersections of up to 10.52 ounces of gold per ton (opt) (360.6 grams per ton (gpt) over 2.5 feet (ft) (0.76 metres (m)).

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Multiple zones of High Grade Mineralization were again encountered in the Hanging Wall Zones of the HGZ at a depth of up to 7040 ft (2146 m). Five intersections of gold mineralization were obtained within a wider zone of mineralization totaling 360.3 ft (110 m) with grades including 1.68 (opt) (57.6 (gpt) over 33.9 ft (10.33 m).

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The vertical extent of the upper area of the Far East Zone increased by 500 ft (152 m) or approximately 50%,  with intersections of up to 3.16 opt (108.3 gpt) over 9.0 ft (2.74 m).

•

A previously identified new zone of High Grade Mineralization in the Hanging Wall of (i.e. lying parallel to and above) the HGZ itself was intersected again by several drill holes with grades of up to 0.96 opt (32.9 gpt) over 3.9 ft (1.19 m) confirming the potential that this mineralization could represent a significant new target area.

RED LAKE MINE OPERATIONS

Potential to Increase 2003 Forecast

New Shaft Construction Underway

Production at our Red Lake Mine to the end of May 2003 (31/5/03) was 205,317 ounces of gold at an estimated cash cost of $73 per ounce sold.  Forecast total annual production for 2003 is 510,000 ounces at a cash cost of less than $75 per ounce sold.  This amount will include approximately 31,000 ounces of gold produced from concentrate which will be processed off site in Nevada.  In addition, we have recently commenced shipment of additional concentrate to the adjacent Campbell Mine of Placer Dome Inc.  This has the potential to increase our 2003 production forecasts by up to 20,000 ounces.

We have begun construction of our new shaft at the Red Lake Mine, with completion scheduled before the end of 2006.  This new shaft will see annual production at the mine increase by more than 40% to as much as 740,000 ounces annually, and costs decline by 10% to less than $70 per ounce.  The economics of this project are very attractive with a 46% Internal Rate of Return (IRR) at a gold price of $350 per ounce and a US$: CDN$ exchange rate of 1.40.

2003 CORPORATE FORECASTS

Based on an average gold price of $350 per ounce for the year, Goldcorp is forecasting earnings of $63 million, or $0.34 per share, down from $66 million or $0.37 per share in 2002.  Lower earnings, despite both a higher forecasted gold price and higher earnings from operations, are the result of a $15 million pre-tax gain on marketable securities in 2002.  Cash flow from operations is expected to be $46 million, or $0.25 per share, down from $104 million, or $0.59 per share, in 2002.  The decrease is the result of a $70 million increase in tax payments required in 2003.  Approximately half of the payments due are related to earnings from the Canadian operations in 2002.  The second half, are payments required on an installment basis on earnings in 2003.  The double payment of taxes is a one-time event.

The financial forecasts are based on total corporate production of 582,000 ounces of gold with 10% of production held back from sale.  The production for the Wharf Mine has been revised down from 87,000 ounces at a cash cost of $246 per ounce to 71,000 ounces at a cash cost of $268 per ounce.  The reduction is the result of weather-related crushing difficulties and the recovery rate of gold from the leach pads continuing to be slower than expected.

RED LAKE EXPLORATION

2003 is First Year of a 3 Year Campaign

The new shaft will be completed in 2006.  The forecast production rates from the new shaft are based on reserves and resource estimates at the end of 2002 and only use 40% of the new capacity which will be available for hoisting ore.  The goal for exploration over the next three years is to systematically explore the main target areas to expand reserves and resources sufficiently to support this increased production rate for the maximum time period and potentially to further expand it.

Guided By a Proven Exploration Model

Since production began from the Red Lake Mine in 1948 more than 11 million ounces of gold have been found.  However, more than 70% of these have been discovered since 1995 by our current exploration team!  We have developed an exploration model that works.  This model has interpreted that the distribution of gold mineralization in the Red Lake Mine is controlled by the intersection of key structural trends with favourable geological conditions.

Two Main Targets

High Grade and Sulphide Mineralization

Currently all of our production is from the High Grade Zone (HGZ) which comprises the bulk of our reserves and resources.  With an average reserve grade of 2.35 opt (80.6 gpt) it allows us to produce gold at very low costs and therefore will continue to be a major focus of our exploration program.  The  Sulphide Mineralization is lower grade and was the source of all production (3.1 million ounces) from 1948 to 1996 at an average grade of 0.42 opt (14.4 gpt).  With a rising gold price and the efficiencies of the new shaft the lower grade Sulphide Mineralization will be economic to mine once again.  We believe it has the potential to be a significant source of additional future production.  As a result of these factors, an increased level of attention will be directed towards expanding reserves and resources of this mineralization.

Exploration of the HGZ is focused on testing the vertical and lateral continuity of the Hanging Wall Zones to the west, and the Footwall Zones to the east.  In addition, an area further to the west – The Western Fold Complex – is believed to have a geological setting similar to that hosting the HGZ.  This area is also being explored in 2003.

Exploration of the Sulphide Mineralization will focus on two target areas.  First; the depth extensions of the previously mined ore below a depth of 4400 ft (1341 m) and Second; the Far East Zone to the east of the Red Lake Mine which is thought to have the potential to host a repeat sequence of the mineralization in the mine.

HIGH GRADE ZONE TARGETS

Mineralization Still Expanding

Footwall Zones

Extended 450 ft (137 m) vertically!

Intersections up to 10.52 opt (360.6 gpt) over 2.5 ft (0.76 m)

The exploration results year to date in the Footwall Zones of the HGZ have been extremely encouraging.  Prior to the most recent drilling the continuity of the Footwall Zones had been demonstrated to a maximum depth of 5700 ft (1737 m).  Below this depth these zones had only been identified in small isolated areas.

The most recent results demonstrate that these zones are continuous for at least an additional 450 ft (137 m) vertically to a depth of 6150 ft (1875 m).  This is an approximate 40% increase in the vertical extent of the Footwall Zones.  The extensions of these zones have been identified for a lateral extent of 400 ft (122 m). More than 80% of the drill holes testing this area intersected gold mineralization!  We believe that this is a strong validation of the predictive ability of our exploration model.

Some of the more significant intersections included 88.55 opt (3036.0 gpt) over 1.0 ft (0.30 m) in hole 37L388, 10.52 opt (360.6 gpt) over 2.5 ft (0.76 m) in hole 34L1150, and 4.91 opt (168.3 gpt) over 3.0 ft (0.91 m) in hole 34L1164.

These results illustrate the potential for exploration of this target area to significantly increase the reserve and resources of the Footwall Zones.  Future exploration will investigate whether the Footwall Zones have the same vertical continuity as the Upper or Hanging Wall Zones to the west, which currently extend deeper than 7000 ft (2134 m)

Hanging Wall Zones

Multiple zones confirmed at depth

Up to 1.68 opt (57.6 gpt) over 33.9 ft (10.33 m)

The most significant result from exploration in the Hanging Wall Zones of the HGZ in 2003 has been the confirmation of the occurrence of multiple zones of high grade mineralization at depth. Hole 37L034CW intersected five zones of gold mineralization to a maximum depth of 7040 ft (2146 m), including 1.68 opt (57.6 gpt) over 33.9 ft (10.33 m); 7.82 opt (268.3 gpt) over 4.3 ft (1.31 m); and 1.62 opt (55.5 gpt) over 28.5 ft (8.69 m).  These five intersections occurred within a wider zone of mineralization totaling 360.3 ft (110 m).

We believe the occurrence of multiple zones confirms the strength of the Hanging Wall Zones of the HGZ at depth and the potential to continue to increase the level of reserves and resources in these zones.

Western Fold Complex

Intersections of up to 2.44 opt (83.8 gpt) over 3.9 ft (1.19 m)

Our exploration model has interpreted that the geological environment hosting the HGZ is potentially repeated in this target area which is to the west of the HGZ.  Significant gold mineralization has been encountered in three (3) holes since the beginning of 2003 over a vertical extent of 750 ft (229 m) to a depth of 6500 ft (1981 m) and as much as 900 ft (274 m) west of the HGZ.

The more significant intersections included 2.44 opt (83.8 gpt) over 3.9 ft (1.19 m) in hole 34L835 and 0.89 opt (30.5 gpt) over 16.4 ft (5.00 m) in hole 34L1198A.  Exploration in this target area is at an early stage.  However, the results to date lend considerable support to our exploration model and illustrate the potential of this target area.

If future exploration is successful in establishing continuity of this new zone at depth, it has the potential to contribute additional high grade resources.

New High Grade Zone

Up to 0.96 opt (32.9 gpt) over 3.9 ft (1.19 m)

In our last exploration update we described a new occurrence of high grade mineralization in the Hanging Wall of (i.e. lying parallel to and above) the HGZ itself.  Hole 37L034 intersected 1.72 opt (58.9 gpt) over 7.6 ft (2.32 m) at a vertical depth of 7500 ft (2286 m) which represented the deepest intersection of mineralization ever obtained in the Red Lake Mine.

This new zone was also intersected in at least three drill holes completed in 2003, with the most significant one being 0.96 opt (32.9 gpt)  over 3.9 ft (1.19 m) in hole 37L034BW.  Within the vicinity of the HGZ itself, this new zone has now been encountered over vertical and lateral extents of, respectively, 350 ft (107 m) and 250 ft (76 m) suggesting it has the potential to develop into a significant new exploration target.  As discussed in our last exploration press release (18/12/02) we believe this mineralization is within a larger structure which hosts other occurrences of high grade gold mineralization which have previously been encountered in shallower levels of the mine.  Examples of previous results include 1.79 opt (61.4 gpt) over 9.7 ft (2.96 m) at a vertical depth of 240 ft (73 m) and  5.81 opt (199.2 gpt) over 1.2 ft (0.37 m) at a vertical depth of approximately 3,000 ft (914 m).

SULPHIDE ZONE TARGETS

Limits of Mineralization Expanded

Depth Extensions of Previously Mined Ore

Intersections including 0.47 opt (16.1 gpt) over 21.5 ft (6.55 m)

The continuity of the Sulphide Mineralization beneath the limit of past mining (4400 ft or 1341 m) continues to be confirmed as new intersections were obtained over a vertical extent of 2000 ft (610 m) and a lateral extent of 2200 ft (671 m).  Some of the more significant intersections included 0.87 opt (29.8 gpt) over 5.7 ft (1.74 m) in hole 34L1253; 0.47 opt (16.1 gpt) over 21.5 ft (6.55 m) in hole 39L001; and 0.31 opt (10.6 gpt) over 16.2 ft (4.94 m) in hole 34L1118.  These results support our belief in the potential to increase Sulphide Zone reserves and resources.

Far East Zone

Vertical Extent Increased 500ft (152 m)

Up to 3.16 opt (108.3 gpt) over 9.0 ft (2.74 m)

Approximately 240,000 ounces of Sulphide Mineralization resources at a grade of 0.47 opt (16.1 gpt) have already been identified from the 16 Level to depth of 3100 ft (945 m).  The most recent exploration work confirmed that this mineralization continues at least 500 ft (152 m) deeper to a vertical depth of 3600 ft (1097 m).  Intersections obtained in 2003 also confirm the internal continuity of the resources, which will ultimately be required to convert them to reserves.  The more significant intersections obtained, include 3.16 opt (108.3 gpt) over 9.0 ft (2.74 m) in hole 16L1216; and 0.52 opt (17.8 gpt) over 12.0 ft (3.66 m) in hole 16L1222.

Exploration from the 34 Level also encountered several significant intersections including 5.49 opt (188.2 gpt) over 2.3 ft (0.70 m) in hole 34L1047A.  The latest intersections from the 34 Level were obtained 350 ft (107 m) east of previously identified mineralization.

These latest results continue to both confirm the validity of our exploration model and to suggest that the potential for increasing the resources in the Far East Zone is excellent.

QUALIFIED PERSON

These results have been prepared under the guidance of Gilles Filion, Eng. (OIQ), Vice President of Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data.  All samples were analyzed by either ALS Chemex Laboratories Ltd. of Mississauga, Ontario, TSL Laboratories of Saskatoon, Saskatchewan, or SGS XRAL Laboratories of Toronto Ontario.

Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and pays a dividend six times a year.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada

Gold is better than Money, Goldcorp is Gold!

For further information, please contact:

Chris Bradbrook

                                                     Corporate Office:

Vice President, Corporate Development                              Goldcorp Inc.

Telephone:  (416) 865-0326                                                 145 King Street, West, Suite 2700

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